UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.   20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
Under the Securities Exchange Act of 1934

For the month of October 2008

EXFO Electro-Optical Engineering Inc.
(Translation of registrant’s name into English)

400 Godin Avenue, Quebec, Quebec, Canada   G1M 2K2
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______.

Signatures
EXFO Reports Record Sales for Fiscal 2008
Interim Consolidated Balance Sheet
Interim Unaudited Consolidated Statements of Earnings
Interim Unaudited Consolidated Statements of Comprehensive Income (Loss) and Accumulated Other Comprehensive Income
Interim Unaudited Consolidated Statements of Retained Earnings and Contributed Surplus
Interim Unaudited Consolidated Statements of Cash Flows

On October 15, 2008, EXFO Electro-Optical Engineering Inc., a Canadian corporation, reported its results of operations for the fourth fiscal quarter and year end for the fiscal year ended August 31, 2008.  This report on Form 6-K sets forth the news release relating to EXFO’s announcement and certain information relating to EXFO’s financial condition and results of operations for the fourth fiscal quarter of the 2008 fiscal year.  This press release and information relating to EXFO’s financial condition and results of operations for the fourth fiscal quarter of the 2008 fiscal year are hereby incorporated as a document by reference to Form F-3 (Registration Statement under the Securities Act of 1933) declared effective as of July 30, 2001 and to Form F-3 (Registration Statement under the Securities Act of 1933) declared effective as of March 11, 2002 and to amend certain material information as set forth in these two Form F-3 documents.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EXFO ELECTRO-OPTICAL ENGINEERING INC.
By: /s/ Benoit Ringuette Name: Benoit Ringuette Title: General Counsel and Corporate Secretary

Date: October 16, 2008

EXFO Reports Record Sales for Fiscal 2008

▪	Annual sales increase 20.2% to a record-high of US$183.8 million,
▪	Telecom Division sales grow 24.0% year over year, led by 97.4% growth for protocol test business
▪	Navtel Communications and Brix Networks acquisitions strengthen next-generation, IP testing and service assurance offering
▪	Gross margin improves for a sixth consecutive year to reach 58.9%
▪	Sales from new products amount to 34.6% of total revenue

QUEBEC CITY, CANADA, October 15, 2008—EXFO Electro-Optical Engineering Inc. (NASDAQ: EXFO, TSX: EXF) reported today record sales for the fiscal year ended August 31, 2008.

Annual sales increased 20.2% to a record-high of US$183.8 million in fiscal 2008 from US$152.9 million in 2007. In the fourth quarter of 2008, sales reached US$50.9 million compared to US$48.6 million in the previous quarter and US$43.0 million in the fourth quarter of 2007. Overall for fiscal 2008, net accepted orders increased 17.8% to a record-high of US$184.6 million for a book-to-bill ratio of 1.00. In the fourth quarter of 2008, net bookings totaled US$45.7 million compared to US$50.7 million in the third quarter of 2008 and US$39.5 million in the fourth quarter of 2007.

Gross margin improved to 58.9% of sales in fiscal 2008 from 57.4% in 2007. In the fourth quarter of 2008, gross margin amounted to 59.9% compared to 60.9% in the previous quarter and 57.9% in the fourth quarter of 2007. Fiscal 2008 marked the sixth consecutive year that the company raised its gross margin.

In fiscal 2008, GAAP net earnings reached US$18.4 million, or US$0.27 per diluted share, including US$5.3 million for the recognition of previously unrecognized future income tax assets, an extraordinary gain of US$3.0 million related to the negative goodwill on the acquisition of Navtel Communications, and a net recovery of income tax of US$1.2 million to account for new corporate tax rates in Canada and a related review of the company’s tax strategy. These items were partially offset by US$3.0 million in after-tax amortization of intangible assets and US$1.3 million in stock-based compensation costs.

In 2007, GAAP net earnings totaled US$42.3 million, or US$0.61 per diluted share, including US$27.8 million in recognition of previously unrecognized future income tax assets and tax credits and US$1.1 million for a government grant recovery. These items were partially offset by US$2.9 million in after-tax amortization of intangible assets and US$1.0 million in stock-based compensation costs.

In the fourth quarter of 2008, GAAP net earnings amounted to US$3.3 million, or US$0.04 per diluted share, including US$1.2 million in after-tax amortization of intangible assets and US$0.4 million in stock-based compensation costs.

In the third quarter of 2008, GAAP net earnings reached US$11.2 million, or US$0.16 per diluted share, including US$5.3 million for the recognition of previously unrecognized future income tax assets and an extraordinary gain of US$3.0 million related to the negative goodwill on the acquisition of Navtel Communications. These items were partially offset by US$0.8 million in after-tax amortization of intangible assets and US$0.3 million in stock-based compensation costs.

In the fourth quarter of 2007, GAAP net earnings totaled US$33.5 million, or US$0.48 per diluted share, including US$27.8 million in recognition of previously unrecognized future income taxes and tax credits and US$1.1 million from a government grant recovery. These items were partially offset by US$0.7 million in after-tax amortization of intangible assets and US$0.3 million in stock-based compensation costs.

“Fiscal 2008 has been a year of transformation at EXFO as we positioned ourselves as a leader in next-generation, IP testing and service assurance through exceptional growth of our protocol test business as well as the acquisitions of Navtel Communications and Brix Networks,” said Germain Lamonde, EXFO’s Chairman, President and CEO. “We also expanded our global presence with increased sales and marketing initiatives in targeted countries, a new manufacturing facility in China, and enhanced capabilities at our R&D software center in India. These latest investments should accelerate earnings growth in 2009 and beyond.

“We balanced these longer-term initiatives with significant progress on a short-term basis, namely annual sales growth of 20.2% ― or more than twice the industry average. I’m especially proud of our higher-margin protocol test business, which posted a sales CAGR of 74.4% during the last three years on the strength of our focus on converged, IP networks. Not coincidentally, our gross margin improved for a sixth consecutive year and I’m optimistic that it will continue its upward trajectory in upcoming years.

“Our EBITDA, however, didn’t grow faster than sales for the first time in five years, as we accepted short-term losses for long-term benefits with the Brix acquisition. Looking ahead, I’m confident that we’ll return to our customary sales/EBITDA growth model, despite a visibly challenging macro-economic environment.”

Selected Financial Information
(In thousands of US dollars)

Segmented results:		Q4 2008		Q3 2008		Q4 2007	FY 2008		FY 2007
	(unaudited)		(unaudited)		(unaudited)		(unaudited)
Sales:
Telecom Division		$45,338		$42,843		$37,199		$160,981		$129,839
Life Sciences & Industrial Division		5,605		5,738		5,776		22,809		23,095
Total		$50,943		$48,581		$42,975		$183,790		$152,934

Earnings from operations:
Telecom Division		$2,867		$3,819		$8,108		$9,524		$13,132
Life Sciences & Industrial Division		721		639		994		2,459		3,650
Total		$3,588		$4,458		$9,102		$11,983		$16,782

Other selected information:
GAAP net earnings		$3,314		$11,179		$33,484		$18,424		$42,275
After-tax amortization of intangible assets		$1,177		$791		$699		$2,956		$2,864
Stock-based compensation costs		$368		$334		$277		$1,272		$981
Recognition of previously unrecognized future income taxes	$	−		$(5,324)		$(24,566)		$(5,324)		$(24,566)
Recognition of previously unrecognized R&D tax credits	$	−	$	−		$(3,162)	$	−		$(3,162)
Extraordinary gain (negative goodwill)	$	−		$(3,036)	$	−		$(3,036)	$	−
Government grant	$	−	$	−		$(1,079)	$	−		$(1,079)
Net recovery of income tax	$	−	$	−	$	−		$(1,191)	$	−

Operating Expenses
Selling and administrative expenses amounted to US$61.2 million, or 33.3% of sales, in fiscal 2008 compared to US$49.6 million, or 32.4% of sales, in 2007. In the fourth quarter of 2008, selling and administrative expenses totaled US$17.0 million, or 33.4% of sales, compared to US$15.7 million, or 32.2% of sales, in the third quarter of 2008 and US$13.0 million, or 30.3% of sales, in the fourth quarter of 2007.

Gross research and development (R&D) expenses reached US$32.5 million, or 17.7% of sales, in fiscal 2008 compared to US$25.2 million, or 16.5% of sales, in 2007. In the fourth quarter of 2008, gross R&D expenses attained US$8.6 million, or 16.8% of sales, compared to US$8.8 million, or 18.2% of sales, in the previous quarter and US$7.1 million, or 16.6% of sales, in the fourth quarter of 2007.

Net R&D expenses totaled US$26.9 million, or 14.6% of sales in fiscal 2008, compared to US$16.7 million (including US$3.2 million for the recognition of previously unrecognized R&D tax credits), or 10.9% of sales, in 2007. In the fourth quarter of 2008, net R&D expenses amounted to US$7.3 million, or 14.3% of sales, compared to US$7.4 million, or 15.2% of sales, in the third quarter of 2008 and US$2.3 million (including US$3.2 million for the recognition of previously unrecognized R&D tax credits), or 5.4% of sales, in the fourth quarter of 2007.

Fiscal 2008 and Fourth-Quarter Business Highlights

▪
Market expansion — EXFO increased its annual sales 20.2% to US$183.8 million, while the company’s stated goal was 20% for the fiscal year. Telecom Division sales improved 24.0% year over year, led by 97.4% growth in the protocol test business (including a US$5.4 million revenue contribution from Brix and Navtel) and 12.7% increase in the optical test business. In terms of geographic diversification, the Americas accounted for 55.8% of sales in 2008, Europe, Middle East and Africa (EMEA) 28.4%, and Asia-Pacific 15.8%. The Americas, EMEA and Asia-Pacific regions posted annual growth rates of 12.8%, 26.3% and 40.1% respectively. EXFO’s sales to its largest customer dropped to 7.4% of total revenue in 2008, despite increasing market share at this account. Excluding sales to this customer, Telecom Division sales would have increased 37.3% year over year, while sales to the United States would have increased 28.7% year over year.

▪
Profitability — GAAP earnings from operations amounted to 6.5% of sales in 2008, including 7.0% in the fourth quarter, while the company’s goal was 8% for the fiscal year. The shortfall is mainly due to the short-term negative impact of the Brix Networks acquisition. EXFO also generated US$13.8 million in cash flows from operating activities in 2008, bringing its cash and short-term investments to US$87.5 million.

▪
Innovation — EXFO launched 27 new products in fiscal 2008, including seven in the fourth quarter, compared to 20 in 2007. Key product releases in the fourth quarter of 2008 included amongst others a triple-play test set for ADSL2+/VDSL2 network deployments and a new Gigabit Ethernet software option for the Packet Blazer test modules that enables Internet Protocol/Multi-Protocol Label Switching (IP/MPLS) testing. Following the year-end, the company introduced an enhanced version of Navtel’s InterWatch platform that simulates up to 256,000 unique IPv6 subscriber addresses per chassis, and new software features on the Transport Blazer test modules for characterizing 40G/43G SONET/SDH networks. Products on the market two years or less accounted for 34.6% of sales in fiscal 2008, including 29.0% in the fourth quarter, while the company’s published goal was 30% for the fiscal year.

Business Outlook
EXFO forecasts sales between US$45.0 million and US$50.0 million and GAAP net earnings (net loss) between a net loss of US$0.03 per diluted share and net earnings of US$0.01 per diluted share for the first quarter of fiscal 2009. The GAAP net earnings/loss outlook includes US$0.02 per diluted share in after-tax amortization of intangible assets and stock-based compensation costs.

Corporate Performance Results for Fiscal 2008
EXFO reported the following corporate performance results for fiscal 2008:

Objective	2008
	Metric	Result
Increase sales (% of year-over-year growth)	20%	20.2%
Maximize profitability (operating margin in %)	8%	6.5%
Focus on innovation (sales % from products <2 years on market)	30%	34.6%

Long-Term Corporate Performance Objectives (Three-Year Plan)
EXFO disclosed the following three corporate performance objectives and related metrics for its three-year strategic plan ending at the close of fiscal 2011. These long-term objectives are meant to replace the performance goals that the company provided on an annual basis. These new objectives reflect the clear direction management is taking towards long-term value creation.

Objective	Three-Year Metric
Grow sales approximately 2 times faster than the industry rate	20% CAGR
Increase EBITDA* faster than sales	>20% CAGR
Raise gross margin to a sustainable level above 60% of sales	62%

*EBITDA is defined as net earnings before interest, income taxes, amortization of property, plant and equipment, amortization of intangible assets, and extraordinary gain.

Conference Call and Webcast
EXFO will host a conference call today at 5 p.m. (Eastern time) to review its fourth-quarter and year-end financial results for fiscal 2008. To listen to the conference call and participate in the question period via telephone, dial 1-416-620-5690. Germain Lamonde, Chairman, President and CEO, and Pierre Plamondon, CA, Vice-President of Finance and Chief Financial Officer, will participate in the call. An audio replay will be available one hour after the end of the conference call until 7 p.m. on October 22, 2008. The replay number is 1-402-977-9141 and the reservation number is 21393109. The live audio Webcast and replay of the conference call will also be available on EXFO’s Website at www.EXFO.com/investors.

About EXFO
EXFO is a leading provider of test and monitoring solutions for network service providers and equipment manufacturers in the global telecommunications industry. The Telecom Division offers a wide range of innovative solutions extending across the full technology lifecycle ― from design to technology deployment and onto service assurance ― and covering all layers on a network infrastructure to enable triple-play services and next-generation, converged IP networking. The Life Sciences and Industrial Division offers solutions in medical device and opto-electronics assembly, fluorescence microscopy and other life science sectors. For more information, visit www.EXFO.com.

Forward-Looking Statements
This press release contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, and we intend that such forward-looking statements be subject to the safe harbors created thereby. Forward-looking statements are statements other than historical information or statements of current condition. Words such as may, will, expect, believe, anticipate, intend, could, estimate, continue, or the negative or comparable terminology are intended to identify forward-looking statements. In addition, any statements that refer to expectations, projections or other characterizations of future events and circumstances are considered forward-looking statements. They are not guarantees of future performance and involve risks and uncertainties.

Actual results may differ materially from those in forward-looking statements due to various factors including consolidation in the global telecommunications test, measurement and monitoring industry; capital spending levels in the telecommunications, life sciences and high-precision assembly sectors; concentration of sales; fluctuating exchange rates and our ability to execute in these uncertain conditions; the effects of the additional actions we have taken in response to such economic uncertainty (including our ability to quickly adapt cost structures with anticipated levels of business, ability to manage inventory levels with market demand); market acceptance of our new products and other upcoming products; limited visibility with regards to customer orders and the timing of such orders; our ability to successfully integrate our acquired and to-be-acquired businesses; our ability to successfully expand international operations; the retention of key technical and management personnel; and future economic, competitive, financial and market conditions, including any slowdown or recession in the global economy. Assumptions relating to the foregoing involve judgments and risks, all of which are difficult or impossible to predict and many of which are beyond our control. Other risk factors that may affect our future performance and operations are detailed in our Annual Report, on Form 20-F, and our other filings with the U.S. Securities and Exchange Commission and the Canadian securities commissions. We believe that the expectations reflected in the forward-looking statements are reasonable based on information currently available to us, but we cannot assure you that the expectations will prove to have been correct. Accordingly, you should not place undue reliance on these forward-looking statements. These statements speak only as of the date of this document. Unless required by law or applicable regulations, we undertake no obligation to revise or update any of them to reflect events or circumstances that occur after the date of this document.

For more information
Vance Oliver
Manager, Investor Relations
(418) 683-0913, Ext. 3733
vance.oliver@exfo.com

EXFO Electro-Optical Engineering Inc.
Interim Consolidated Balance Sheet

(in thousands of US dollars)

	As at August 31,

	2008	2007

Assets	(unaudited)

Current assets
Cash	$5,914	$5,541
Short-term investments	81,626	124,217
Accounts receivable
Trade, less allowance for doubtful accounts of $305 ($206 as at August 31, 2007)	31,473	26,699
Other	4,753	2,479
Income taxes and tax credits recoverable	4,836	6,310
Inventories	34,880	31,513
Prepaid expenses	1,774	1,391
Future income taxes	9,140	7,609

	174,396	205,759

Tax credits recoverable	20,657	−

Property, plant and equipment	19,875	18,117

Intangible assets	19,945	9,628

Goodwill	42,653	28,437

Future income taxes	15,540	17,197

	$293,066	$279,138
Liabilities

Current liabilities
Accounts payable and accrued liabilities	$24,713	$22,721
Deferred revenue	5,079	2,598

	29,792	25,319

Deferred revenue	3,759	3,414

Future income taxes	–	240

	33,551	28,973

Shareholders’ equity

Share capital	142,786	150,019
Contributed surplus	5,226	4,453
Retained earnings	60,494	42,275
Accumulated other comprehensive income	51,009	53,418

	259,515	250,165

	$293,066	$279,138

EXFO Electro-Optical Engineering Inc.
Interim Unaudited Consolidated Statements of Earnings

(in thousands of US dollars, except share and per share data)

	Three months ended August 31, 2008	Twelve months ended August 31, 2008	Three months ended August 31, 2007	Twelve months ended August 31, 2007

Sales	$50,943	$183,790	$42,975	$152,934

Cost of sales (1,2)	20,416	75,624	18,109	65,136

Gross margin	30,527	108,166	24,866	87,798

Operating expenses
Selling and administrative (1)	16,993	61,153	13,035	49,580
Net research and development (1, 3)	7,297	26,867	2,308	16,668
Amortization of property, plant and equipment	1,247	4,292	801	2,983
Amortization of intangible assets	1,402	3,871	699	2,864
Government grants	–	–	(1,079)	(1,079)

Total operating expenses	26,939	96,183	15,764	71,016

Earnings from operations	3,588	11,983	9,102	16,782

Interest income	576	4,639	1,204	4,717
Foreign exchange gain (loss)	1,349	442	(156)	(49)

Earnings before income taxes and extraordinary gain	5,513	17,064	10,150	21,450

Income taxes
Current	(14)	(7,094)	1,232	3,741
Future	2,213	14,094	–	–
Recognition of previously unrecognized future income tax assets	–	(5,324)	(24,566)	(24,566)

	2,199	1,676	(23,334)	(20,825)

Earnings before extraordinary gain	3,314	15,388	33,484	42,275

Extraordinary gain	–	3,036	–	–

Net earnings for the period	$3,314	$18,424	$33,484	$42,275

Basic earnings before extraordinary gain per share	$0.05	$0.22	$0.49	$0.61
Diluted earnings before extraordinary gain per share	$0.05	$0.22	$0.48	$0.61
Basic net earnings per share	$0.05	$0.27	$0.49	$0.61
Diluted net earnings per share	$0.05	$0.27	$0.48	$0.61

Basic weighted average number of shares outstanding (000’s)	68,082	68,767	68,969	68,875

Diluted weighted average number of shares outstanding (000’s)	68,550	69,318	69,486	69,555

(1) Stock-based compensation costs included in:
Cost of sales	$36	$148	$25	$118
Selling and administrative	232	830	191	633
Net research and development	100	294	61	230

	$368	$1,272	$277	$981

(2) The cost of sales is exclusive of amortization, shown separately.
(3) Net research and development expenses for the periods ended August 31, 2007 include recognition of unrecognized research and development tax credits of $3,162.

EXFO Electro-Optical Engineering Inc.
Interim Unaudited Consolidated Statements of Comprehensive Income (Loss)
And Accumulated Other Comprehensive Income

(in thousands of US dollars)

Comprehensive income (loss)
	Three months ended August 31, 2008	Twelve months ended August 31, 2008	Three months ended August 31, 2007	Twelve months ended August 31, 2007

Net earnings for the period	$3,314	$18,424	$33,484	$42,275
Foreign currency translation adjustment	(18,511)	(2,289)	2,574	9,881
Changes in unrealized gains (losses) on short-term investments	(9)	31	–	–
Unrealized gains on forward exchange contracts	(1,882)	962	–	–
Reclassification of realized gains on forward exchange contracts in net earnings	(770)	(3,915)	–	–
Future income taxes effect of the above items	822	909	–	–

Comprehensive income (loss)	$(17,036)	$14,122	$36,058	$52,156

Accumulated other comprehensive income
	Years ended August 31,

	2008	2007

Foreign currency translation adjustment
Cumulative effect of prior years	$53,418	$43,537
Current year	(2,289)	9,881

	51,129	53,418
Unrealized gains (losses) on forward exchange contracts
Adjustment related to the implementation of new accounting standards	1,948	–
Current year, net of realized gains and future income taxes	(2,044)	–

	(96)	–

Unrealized gains (losses) on short-term investments
Adjustment related to the implementation of new accounting standards	(55)	–
Current year, net of future income taxes	31	–

	(24)	–

Accumulated other comprehensive income	$51,009	$53,418

EXFO Electro-Optical Engineering Inc.
Interim Unaudited Consolidated Statements of Retained Earnings
and Contributed Surplus

(in thousands of US dollars)

Retained earnings

	Years ended August 31,

	2008	2007

Balance – Beginning of year	$42,275	$–

Add (deduct)
Adjustment related to the implementation of new accounting standards	55	–
Net earnings for the year	18,424	42,275
Premium on redemption of share capital	(260)	–

Balance – End of year	$60,494	$42,275

Contributed surplus

	Years ended August 31,

	2008	2007

Balance – Beginning of year	$4,453	$3,776

Add (deduct)
Stock-based compensation costs	1,287	973
Reclassification of stock-based compensation costs to share capital upon exercise of stock awards	(514)	(296)

Balance – End of year	$5,226	$4,453

EXFO Electro-Optical Engineering Inc.
Interim Unaudited Consolidated Statements of Cash Flows

(in thousands of US dollars)

	Three months ended August 31, 2008	Twelve months ended August 31, 2008	Three months ended August 31, 2007	Twelve months ended August 31, 2007

Cash flows from operating activities
Net earnings for the period	$3,314	$18,424	$33,484	$42,275
Add (deduct) items not affecting cash
Change in discount on short-term investments	(486)	1,035	(1,062)	(404)
Stock-based compensation costs	368	1,272	277	981
Amortization	2,649	8,163	1,500	5,847
Gain on disposal of capital assets	−	−	(17)	(117)
Deferred revenue	482	47	135	1,299
Government grants	−	−	(730)	(752)
Future income taxes	2,213	8,770	(24,566)	(24,566)
Extraordinary gain	−	(3,036)	−	−
	8,540	34,675	9,021	24,563

Change in non-cash operating items
Accounts receivable	(4,193)	(4,338)	792	(5,468)
Income taxes and tax credits	(1,396)	(12,833)	(2,006)	(3,403)
Inventories	712	(2,166)	(2,824)	(5,456)
Prepaid expenses	379	(127)	174	85
Accounts payable and accrued liabilities	1,659	(1,416)	1,564	4,105

	5,701	13,795	6,721	14,426
Cash flows from investing activities
Additions to short-term investments	(72,800)	(717,020)	(80,267)	(807,056)
Proceeds from disposal and maturity of short-term investments	73,939	760,310	75,073	793,435
Additions to capital assets	(1,452)	(6,508)	(2,011)	(5,547)
Net proceeds from disposal of capital assets	−	−	301	3,092
Business combinations, net cash acquired	(78)	(41,016)	−	−

	(391)	(4,234)	(6,904)	(16,076)
Cash flows from financing activities
Change in bank loan	(1,485)	−	−	−
Repayment of long-term debt	−	−	(394)	(472)
Redemption of share capital	(4,675)	(8,068)	−	−
Exercise of stock options	−	61	229	802

	(6,160)	(8,007)	(165)	330

Effect of foreign exchange rate changes on cash	(1,818)	(1,181)	(119)	8

Change in cash	(2,668)	373	(467)	(1,312)

Cash – Beginning of period	8,582	5,541	6,008	6,853

Cash – End of period	$5,914	$5,914	$5,541	$5,541